UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Univar Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91336L107

(CUSIP Number)

Justin Dzau

Director

Temasek International (USA) LLC

375 Park Avenue, 14th Floor

New York, NY 10152

United States of America

With Copies to:

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,078,012
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,078,012
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,078,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person HC

(1)	Percentage calculation based on 140,970,447 shares of Common Stock reported as outstanding as of December 13, 2017 pursuant to the Issuer’s filing under Rule 424(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”) on December 18, 2017.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,078,012
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,078,012
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,078,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person HC

(1)	Percentage calculation based on 140,970,447 shares of Common Stock reported as outstanding as of December 13, 2017 pursuant to the Issuer’s filing under Rule 424(b)(1) of the Exchange Act with the SEC on December 18, 2017.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Thomson Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,078,012
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,078,012
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,078,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person HC

(1)	Percentage calculation based on 140,970,447 shares of Common Stock reported as outstanding as of December 13, 2017 pursuant to the Issuer’s filing under Rule 424(b)(1) of the Exchange Act with the SEC on December 18, 2017.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Dahlia Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,078,012
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,078,012
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,078,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculation based on 140,970,447 shares of Common Stock reported as outstanding as of December 13, 2017 pursuant to the Issuer’s filing under Rule 424(b)(1) of the Exchange Act with the SEC on December 18, 2017.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined in Item 2 of the Original Schedule 13D) with the SEC on July 6, 2015, as amended and supplemented by Amendment No. 1 filed on December 19, 2016 (“Amendment 1”), and as amended and supplemented by Amendment No. 2 filed on February 6, 2017 (“Amendment 2” and as so amended and supplemented by Amendment 1 and Amendment 2, the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 3, this “Schedule 13D”). This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

In accordance with Rule 13d-2 of the Exchange Act, this Amendment No. 3 amends and supplements only information that has materially changed since the filing of the Original Schedule 13D, including disclosure of the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 3 amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On January 12, 2017, Dahlia filed a Form 144 with the SEC disclosing its intention to sell up to 1,400,000 shares of Common Stock of the Issuer, as permitted under the volume restrictions of Rule 144(e) under the Securities Act of 1933, as amended (the “Securities Act”). Between January 16, 2018 and January 25, 2018, Dahlia engaged in a series of sales of its shares of Common Stock in open market transactions pursuant to Rule 144 under the Securities Act (the “144 Sales”):

•	On January 16, 2018, Dahlia sold 30,587 shares of Common Stock at an average price of $31.3092 per share;
•	On January 17, 2018, Dahlia sold 45,000 shares of Common Stock at an average price of $31.0229 per share;
•	On January 18, 2018, Dahlia sold 315 shares of Common Stock at an average price of $31.1754 per share;
•	On January 19, 2018, Dahlia sold 1,700 shares of Common Stock at an average price of $31.1134 per share;
•	On January 22, 2018, Dahlia sold 9,550 shares of Common Stock at an average price of $31.1238 per share;
•	On January 23, 2018, Dahlia sold 800 shares of Common Stock at an average price of $31.1013 per share;
•	On January 24, 2018, Dahlia sold 4,120 shares of Common Stock at an average price of $31.1033 per share;
•	On January 25, 2018, Dahlia sold 1,515 shares of Common Stock at an average price of $31.2522 per share;

As a result of the 144 Sales, the Reporting Persons beneficially owned 14,081,964 shares of Common Stock of the Issuer, representing approximately 9.99% of the outstanding shares of Common Stock of the Issuer.

In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

This Amendment No. 3 amends and restates the third and fourth paragraphs of Item 4 of Amendment 2 in their entirety as follows:

As a result of the 144 Sales, the Reporting Persons ceased to have the right to nominate a director pursuant to the Stockholders Agreement and will not be subject to the voting arrangement contained in the Stockholders Agreement. As a result of the 144 Sales, the director nominated by Temasek resigned from the board of directors of the Issuer on January 31, 2018. Following the resignation of the Reporting Persons’ director, the Reporting Persons are no longer entitled to the 3,952 shares of restricted stock that would have vested in full on May 3, 2018, if such Reporting Persons’ board nominee had remained on the board through such date. Therefore, the Reporting Persons beneficially own 14,078,012 shares of Common Stock of the Issuer, representing approximately 9.99% of the outstanding shares of Common Stock of the Issuer.

Also, as a result of the 144 Sales, the Reporting Persons are no longer part of a “group” with CD&R for purposes of Section 13(d) of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

This Amendment No. 3 amends and restates clauses (a) and (b) of Item 5 of the Original Schedule 13D in their entirety as follows:

Temasek, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the 14,078,012 shares of Common Stock beneficially owned or deemed to be beneficially owned by Tembusu, Thomson and Dahlia.

Tembusu, through its ownership of Thomson, may be deemed to share voting and dispositive power over the 14,078,012 shares of Common Stock beneficially owned or deemed to be beneficially owned by Thomson and Dahlia.

Thomson, through its ownership of Dahlia, may be deemed to share voting and dispositive power over 14,078,012 shares of Common Stock beneficially owned or deemed to be beneficially owned by Dahlia.

Dahlia is the direct beneficial owner of 14,078,012 shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons are based on 140,970,447 shares of Common Stock reported as outstanding as of December 13, 2017 pursuant to the Issuer’s filing under Rule 424(b)(1) of the Exchange Act with the SEC on December 18, 2017.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 2	Information regarding the Instruction C persons.

Exhibit 4A	Stock Purchase Agreement, dated as of June 1, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V. (incorporated by reference to Exhibit 10.65 to the Amendment No. 6 to Registration Statement on Form S-1 of the Issuer, filed with the SEC on June 8, 2015).

Exhibit 4B	First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V. (previously filed as an exhibit to the Original Schedule 13D).

Exhibit 4C	Fourth Amended and Restated Stockholders Agreement, dated June 23, 2015, among the Issuer, CD&R Univar Holdings L.P., Univar N.V., Dahlia Investments Pte. Ltd. and the other stockholders party thereto (previously filed as an exhibit to the Original Schedule 13D).

Exhibit 4D	Underwriting Agreement, dated December 12, 2016, among Univar Inc., Dahlia Investments Pte. Ltd., CD&R Univar Holdings, L.P. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Univar Inc.’s Current Report on Form 8-K, filed with the SEC on December 15, 2016).

Exhibit 4E	Form of Lock-Up Agreement (included in Exhibit 4D as Annex I).

Exhibit 4F	Underwriting Agreement, dated January 31, 2017, among Univar Inc., Dahlia Investments Pte. Ltd., CD&R Univar Holdings, L.P. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Univar Inc.’s Current Report on Form 8-K, filed with the SEC on February 3, 2017).

Exhibit 4G	Form of Lock-Up Agreement (included in Exhibit 4F as Annex I).

Exhibit 7	Joint Filing Agreement, dated as of July 6, 2015, by and among the Reporting Persons (previously filed as an exhibit to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2018

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
	Name:	Christina Choo
	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director

DAHLIA INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director